The associates of Meeder Financial and The Flex-funds® express their heartfelt condolences to the people of Japan and all those impacted following the tragic events of the past week. During these turbulent times, we would like to communicate our investment positioning and any changes to our outlook as a result of the natural disasters and recent financial market volatility.

Currently, we continue our stance of avoiding direct exposure to the developed international markets, which includes Japan, in our tactically managed Funds and Portfolios. Our exposure to Japan through our underlying holdings is negligible (less than 1%) in our tactical and asset allocation portfolios. We have avoided exposure to the developed international markets since the end of 2009.

In our defensive equity portfolios, we are currently maintaining a fully invested position as stipulated by our investment models, which continue to indicate a favorable risk/reward relationship in the stock market. While recent declines have materialized in the stock market, our investment model output indicates that the level of interest rates, stock market valuations, and overall stock market trends remain constructive. We are carefully monitoring our investment models, and are prepared to enact allocation adjustments if necessary.

Finally, there has been significant concern recently over the safety of nuclear power, which has impacted the stock performance of the utility sector. We would like to remind our clients and shareholders that The Flex-funds® Total Return Utilities Fund employs an investing strategy which consistently avoids investment in electric utilities that generate power from nuclear reactors.

With unfortunate events occurring daily in the region, it is too soon to determine the long-term impact these events will have on Japan’s economy and economies around the globe. As we continue to watch these events unfold, we once again send our deepest sympathy and concern to the people of Japan, who will be feeling the impact of these disasters for months and years to come.

If you have questions or need additional information, please contact your Meeder Financial Investment Consultant.

Sincerely,

Robert Meeder
President
Meeder Financial, Inc.